January 27, 2006


Jeffrey E. Butler
President and CEO
The American Education Corporation
7506 N. Broadway Extension, Suite 505
Oklahoma City, Oklahoma 73116

RE: 	Amendment No. 2 to Schedule 13E-3
	Filed January 5, 2006
	File No. 5-54041

	Form 10-KSB for fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005, as amended
	Forms 10-QSB for the fiscal quarters ended June 30, 2005 and September 30, 2005
	File No. 0-10873

Dear Mr. Butler:

	We have reviewed the filings referenced above and your response letter dated January 4, 2006 and have the following additional comments.

Schedule 13E-3
1. We note your determination that Mr. Butler, Mr. McCurry, Mr. Prust and Mr. Fink are likely affiliates engaged in this going private transaction (see the section entitled "Reasoning of Specific Board Members" in the disclosure statement). Therefore, please include each of these individuals as a filing person on the Schedule 13E-3.
Additionally, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for each filing person added in response to this comment.

2. We note your response to comment 6. As it appears that the ongoing financial condition of the company is material to those unaffiliated security holders who will remain security holders after the transaction, it appears that the pro forma information is material and should be disclosed. Revise the disclosure document accordingly.

Disclosure Statement

Summary Term Sheet, page 1

3. We refer you to your response to comment 8 of our letter dated November 23, 2005. Please revise your disclosure to present bid or asked prices, or advise why the use of "closing prices" would be permitted under Item 1002(c) of Regulation M-A. With respect to the latter, please provide additional information regarding the costs associated with obtaining this information.

Related Party Transactions, page 5

4. We refer you to comment 10 of our letter dated November 23, 2005.
Revise the second sentence of the first paragraph to state clearly that the express terms of the note executed by Mr. Butler provided for repayment in cash only. Clarify how the parties discovered the variance between the terms of the written note and the purported unwritten understanding of the parties as to the terms of the arrangement. Explain when and how the company determined that the note inadvertently excluded provisions allowing prepayment with stock. Also, explain when and how it was determined that stock delivered in payment of the note would be valued at the stock price in effect at the time the loan was entered into. Please advise why you have not filed the January 30, 2004 memorandum of action as an exhibit. Please also revise to disclose clearly that the memorandum of action dated January 30, 2004 was executed after repayment of the loan which appears to have occurred in the fourth quarter of 2003. Please discuss the gap between these two events. Further, please also revise to discuss the reasons why the board determined the loan and its terms were in the best interest of shareholders and why it viewed these steps as "the best alternative," as discussed in your supplemental response. Finally, please ensure your disclosure document provides the background about the motivating factors for this transaction and its terms that you set out in your supplemental response to comments 10 and 11 of our letter dated November 23, 2005.

5. In addition, you state in the response to comment 10 of our letter
dated November 23, 2005 that at the close of 2004 you had not made the final accounting for this loan but anticipated final disposition in fiscal 2005.  Describe the company`s plans to make the
necessary
accounting for the final disposition of CEO loan repayment in fiscal
2005.  Explain why fiscal 2005 financial statements will be
affected
by a 2003 transaction instead of fiscal 2003.  Tell us how you will
account for the repayment of the CEO loan and cite the accounting
literature that supports your accounting.   Finally, please also
clarify your statement concerning the interest expense. It appears as if you will be reimbursing Mr. Butler for the interest on the loan by paying him compensation in the value of the interest.

Special Factors

General

6. Please revise your document to include the information provided supplementally in response to comment 11 of our letter dated
November
23, 2005.

Background, page 6

7. Please revise to discuss thoroughly the background of the proposed going private transaction. In this respect, your discussion of the board meeting of July 24, 2004 fails to provide meaningful information about what the board considered at this meeting and the actions that were taken by it. What were the recommendations of counsel and how did those recommendations impact the proposed going private transaction? Describe the management presentation of October
4, 2004, as well as the material events that led up to and resulted in that presentation. What interaction between management and the board or consultants concerning the proposed transaction took place during the period between October 4, 2004 and the submission of the proposed transaction to the board on June 13, 2005? Please describe the material meetings, conversations or other interactions and clarify how these meetings, conversations or other interactions led to the development of the transaction structure proposed to the board on June 13, 2005. Explain the extent to which the members of the board were familiar with or participated in the development of the proposed transaction terms, prior to the June 13, 2005 board meeting.
Identify the board members who discussed concepts and reviewed approaches to the proposed transaction and explain their proposals concerning "price structure and attendant fairness" which you reference in response to comment 15 of our letter dated November 23,
2005. Describe the interaction and role of the principal shareholders, as referenced in the response to comment 16 of our letter dated November 23, 2005.

8. We refer you to comments 21 and 24 of our letter dated November 23, 2005. Please revise to discuss the "updated information" the board examined in the meeting on December 21, 2005. Please also specifically discuss their consideration of the increased market price of your stock and also state, if true, that the directors reaffirmed their fairness determination.

Reasons for the Transaction, page 9

9. We note your response and revisions pursuant to comment 17 of our letter dated November 23, 2005. Please briefly state to investors why you provided additional deference to the principal shareholders.

10. We refer you to comments 18 and 20 of our letter dated
November
23, 2005. While disclosure indicates that prior to investing in the
Company Mr. Smith may have not been an affiliate, it appears Mr. Smith through his holdings purchased in the private financing transaction and as a result of possible participation subsequent to his investment could be deemed an affiliate. As a result please provide us a more detailed analysis, with specific reference to Mr.
Smith`s actions, regarding whether he is an affiliate engaged in this
Rule 13E-3 transaction. In doing so, please provide additional information regarding his relationship with Mr. Butler and his "long-term knowledge of the company," and their "communications and contacts," with a view toward disclosure.

11. Please revise to properly define the terms "disclosure controls and procedures" and "internal controls over financial reporting" as defined in Rules 13a-15(d) & (e) respectively of the Exchange Act.

Factors Considered by the Board of Directors, page 10

12. We refer you to your response to comment 31 of our letter dated
November 23, 2005. Please revise, to disclose the information you provided supplementally on the reasons you chose to use only one EBIT multiple for this going private transaction and why Voyager Expanded
Learning acquisition was specifically selected. Please also expand your disclosure to discuss the designation of your "industry," similar to detailed disclosure provided on Touchstone and Siboney.

Fairness of the Transaction, page 13

13. We note your revised disclosure pursuant to comments 36, 38 and
42 of our letter dated November 23, 2005. Please revise to disclose in your chart the "Market Cap Value" and "Market Cap Per Share" as of a date recently practicable to the filing of your next amendment in addition to the disclosure already provided. Also, tell us, with a view toward revised disclosure, why the Market Cap measures cover a period after June 13, 2005, the date on which your board made its fairness determination. Please revise to include additional disclosure in the document on why you believe the current market value is an anomaly and not a good measure of value. Consider for example, if the stock increase may be a result of investors attempting to purchase additional shares to remain investors in a private company that would be undervalued at the $.50 transaction price.

14. We refer you to comment 40 of our letter dated November 23, 2005.
We note the statement that other valuation methods such as discounted cash flow that "is based on future assumptions of performance may serve to validate the market, but are only partially adequate." Please provide additional support for this statement. Please also revise to clarify what is meant by the term "may serve to validate the market." Finally, advise if the board or any of the filing persons have undertaken a discounted cash flow analysis or if anticipated results from a discounted cash flow analysis would have led to a valuation substantially different from other valuation methods.

15. Please disclose the consideration the board gave to the illiquidity of your stock as discussed in your response letter in making the statement that "unaffiliated stockholders that will not be cashed-out...can divide or otherwise adjust their existing holdings" or further clarify what actions the board anticipated these persons could take to adjust their holdings to be cashed-out in the transaction.

Material Federal Income Tax Consequences, page 25

16. Disclose the basis for the company`s belief as to the federal income tax consequences of the transaction that are expressed in the
first sentence of the second paragraph.   The second sentence is
not
informative to investors because it appears to state that if the tax consequences are as you believe them to be, then those will be the tax consequences. If there is material doubt concerning the federal income tax consequences of the transaction you propose, this uncertainty should be highlighted in your "Summary Term Sheet" and you should provide in this section a detailed discussion of the reasons for this uncertainty and its potential effects on investors.
Provide appropriate disclosure concerning the absence of research into the federal income tax consequences and expand appropriate sections of the document to describe how material uncertainty in this respect was considered by the transaction participants in reaching their fairness conclusions and how the uncertainty may affect the fairness to unaffiliated stockholders.

17. We note your response to comment 46 of our letter dated
November
23, 2005; however, it is unclear to us why the tests regarding the disposition of portions of a security holder`s interests in the company, which determine whether the funds received are treated as dividends or return of equity, do not apply. See Internal Revenue Code sections 302 and 318. Please advise.

Source and Amount of Funds, page 26

18. We reissue comment 47 of our letter dated November 23, 2005. Please describe your plans to use funds from working capital (and your line of credit) with specific quantitative consideration given to your cash flows, current liabilities and your total available line of credit.

Form 10-QSB for the quarter ended September 30, 2005

19. We reissue comment 51 of our letter dated November 23, 2005. Please revise your Forms 10-QSB for the quarters ended September 30,
2005 and June 30, 2005 in conformity with the comments proposed on your periodic reports in our letters dated July 27, 2005 and November
23, 2005. For example we note you still "concluded the disclosure controls and procedures currently in place are adequate."

20. In addition, we note from your supplemental responses that you filed the note with Mr. Butler`s discussed in comment 10 of our letter dated November 23, 2005 with your Form 10-KSB/A on September
9, 2005 even though it was entered into in December of 2000. From your supplemental response to comment 10 it appears that the note with Mr. Butler apparently did not contain all material terms including the provisions allowing prepayment with stock. Please advise as to the consideration given to the how the delayed filing of a related party agreement, apparently missing a material term, effected your disclosure controls and procedures effectiveness conclusion. For example please advise if the Mr. Butler`s note and the terms thereof were properly recorded, processed, summarized and reported, within the time periods specified.

21. We reissue comment 49 of our letter dated November 23, 2005. Although your "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section addresses your historical financial condition and operations, there is little, if any, information about your prospective financial condition and operating performance and trends that may affect that performance in each of the above-referenced periodic reports. We note that you have determined not to account for specific costs but a brief statement concerning "current favorable trends" does not provide adequate disclosure on the trends that may affect your company in the future.
It appears you should expand the discussion of the trends in the second to last paragraph of your "Liquidity and Capital Resources" section, and explain the "sales cycle" the company is in.
Further,
for example, in your Form 10-QSB for the quarter ended September
30,
2005, there is limited discussion in your "Liquidity and Capital Resources" section on future effects of the sale of Learning Pathways and changes at Dolphin as a result of their exit from the contract software development business.

************************************

	As appropriate, please amend your filings and with respect to the comments on the periodic reports respond within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tammy Tangen at (202) 551-3482 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Dan Duchovny, at (202) 551-3619 with any other questions. If you require additional assistance you may contact me at (202) 551-3462, or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal


cc: 	Sent via facsimile
	Jerry A. Warren of
	McAfee & Taft
	(405) 235-0439

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Jeffrey E. Butler
The American Education Corporation
January 27, 2006
Page 1